Exhibit 99.1

Alarum Technologies Announces First Quarter 2025 Results

Q1 2025 highlighted the growing traction of the company’s data collection solutions with leading AI and eCommerce players worldwide

Company strategically accelerated investments in scalable infrastructure and next-gen technologies to meet the rising demand for AI-ready data and to future-proof its position among top-tier global companies

First quarter 2025 revenue reached $7.1 million, in line with guidance,

net profit was at $0.4 million and adjusted EBITDA exceeded guidance, reaching $1.3 million

Cash and debt investments balance at quarter-end amounted to $24 million

TEL AVIV, Israel, May 29, 2025 (GLOBE NEWSWIRE) - Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of web data collection solutions, today announced financial results for the three-month period ended March 31, 2025.

“2025 began with strong momentum, as demand for scalable, high-quality data continues to accelerate, driven by the rapid growth of AI technologies and eCommerce platforms,” said Shachar Daniel, Chief Executive Officer of Alarum.

“During the quarter, several of the world’s leading AI and eCommerce companies significantly expanded their usage of our platform, relying on our advanced proxy infrastructure, innovative data collector, and Website Unblocker, to power data collection, model training, and real-time access to public web data.”

“In line with our long-term vision, we made a deliberate decision to increase investments in our infrastructure and products, aiming to meet the growing global demand for large-scale data solutions. While this impacted our gross margin, it reinforces our position as a foundational player in the AI data ecosystem,” Mr. Daniel added.

“With discipline and vision, we are building the backbone of data access for the AI era. Our technology and collaborations with customers uniquely position us to deliver long-term value for our stakeholders as the market continues to evolve,” Mr. Daniel concluded.

Market Trends, Recent Developments and Business Highlights

-	Expanded strategic partnerships with major AI and eCommerce players during the first quarter: Notable new collaborations include a top Asian marketplace, a global electronics brand, and a European AI firm, for large-scale data labeling and model fine-tuning with fresh public data.

-	Redefining industry trends and market dynamics: A new market is emerging around high-quality, scalable data infrastructure. As AI models require constant training and fine-tuning, Alarum is positioned to play a key role in shaping this space and powering the global AI transformation.

-	Advancing and investing in long-term strategy, supported by strong financials: Alarum continues to pursue its strategic decision to reinvest earnings into innovative products, scaling operations, expanding infrastructure, and strengthening its IP network. This positions the Company to meet rising demand from AI-driven customers and capture long-term value, while maintaining operational efficiency during this pivotal growth phase.

-	Powering data collection with Alarum’s enhanced offerings portfolio: Tech giants and startups rely on Alarum’s data collector, Website Unblocker, and proxy network to overcome data access barriers.

-	Entering 2025 with a strong momentum: NetNut Net Retention Rate (“NRR”)[1] reached 1.13 as of March 31, 2025, in yet another consecutive quarter of achieving an NRR well above 1. With its data collection offering, the Company is well-positioned amid a shifting landscape, and early results from its strategic investments and pipeline visibility support the positive outlook for the second quarter of 2025.

[1]	See definition under “Other Metrics”.

Summary of Financial Results2

(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)

Total Revenue	7.1	8.4	31.8
of which, Web Data Collection Revenue was	7.0	8.1	30.9
Gross profit	4.8	6.6	23.9
Gross margin (in percentage)	67.5%	78.5%	75.1%
Non-IFRS gross margin (in percentage)	69.4%	80.4%	77.0%
Total operating expenses	4.5	4.0	17.2
Financial income (expense), net	0.2	(0.9)	0.3
Tax expense	0.1	0.3	1.2
Net profit	0.4	1.4	5.8
Adjusted EBITDA	1.3	3.2	9.4
Basic earnings per American Depository Share (“ADS”) (in U.S. dollars)	$0.06	$0.23	$0.87
Non-IFRS basic earnings per ADS (in U.S. dollars)	$0.16	$0.45	$1.26
Cash, cash equivalents and debt investments (including accrued interest)[3]	24.0	15.1	25.0
Shareholders’ equity[2]	27.6	17.1	26.4

First Quarter 2025 Financial Analysis

-	Revenue in Q1 2025 totalled $7.1 million (Q1 2024: $8.4 million). The 15% year-over-year change reflects market dynamics that affected the demand from certain customers since mid-2024.

-	Cost of revenue in Q1 2025 was $2.3 million (Q1 2024: $1.8 million). The increase is mainly due to the investment in the Company’s IP network, specifically in infrastructure and servers, aligning with its strategic decision to boost its expansion capabilities.

-	As a result, Gross profit in Q1 2025 amounted to $4.8 million (Q1 2024: $6.6 million).

-	Operating expenses in Q1 2025 totalled $4.5 million (Q1 2024: $4.0 million). The difference was driven mainly by the increase in research and development salaries and share based payments costs.

-	Financial income, net, in Q1 2025 was $0.2 million (Q1 2024: financial expense, net, of $0.9 million). This shift was mainly due to the fair value decrease of derivative financial instruments (warrants issued in 2019-2020), resulting from the share price changes during the measured periods.

-	Net profit in Q1 2025 reached $0.4 (Q1 2024: $1.4 million).

-	As of March 31, 2025, shareholders’ equity increased to $27.6 million, up from $26.4 million as of December 31, 2024. The increase was driven by the quarterly net profit.

-	Outstanding ordinary share count as of March 31, 2025, was approximately 69.3 million shares, or 6.9 million in ADSs.

[2]	The table below contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.
[3]	As of the last day of the period.

Financial Outlook

“First quarter revenues were in line with guidance, whilst Adjusted EBITDA exceeded expectations, surpassing our outlook,” said Mr. Shai Avnit, Chief Financial Officer of Alarum.

“Alarum has entered the second quarter of 2025 with solid momentum and demand. Accordingly, second quarter 2025 revenues are estimated at $7.9 million ±3%, and Adjusted EBITDA for the second quarter 2025 is expected to range from $0.5 million to $0.8 million. We remain attentive to market dynamics as the AI market reshapes and are actively optimizing our network infrastructure and product delivery, with a clear roadmap to drive efficiency, maintain high margins, and deliver long-term value to our stakeholders,” Mr. Avnit concluded.

We are unable to present a reconciliation of our estimated Adjusted EBITDA to net profit as we are unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on our net profit. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to our consolidated statements of profit or loss and other comprehensive income (loss).

First Quarter 2025 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, May 29, 2025, at 8:30 a.m. ET, 5:30 a.m. Pacific time, 3:30 p.m. Israel, to discuss the first quarter of 2025 results and the second quarter 2025 outlook, followed by a Q&A session.

To attend, log in here or dial one of the following numbers, at least five minutes before the call starts: 1-877-407-0789 or 1-201-689-8562. If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialling in.

Replay: The conference call will be broadcast live and available for replay here, after 11:30 a.m. ET on May 29, 2025.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses that the demand for scalable, high-quality data continues to accelerate, driven by the rapid growth of AI technologies and eCommerce platforms; the Company’s focus and strategic; that its technology and collaborations with customers uniquely position it to deliver long-term value for its stakeholders as the market continues to evolve; emergence of a new market around high-quality, scalable data infrastructure; that early results from its strategic investments; pipeline visibility support the positive outlook for the second quarter of 2025; and its estimates regarding second quarter 2025 revenues and Adjusted EBITDA. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

	March 31,		December 31,
	2025	2024	2024
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	13,952	15,060	15,081
Trade receivables, net	3,789	2,945	3,231
Other receivables	698	1,449	503
	18,439	19,454	18,815

Non-current assets:
Long-term deposits	119	104	121
Other non-current assets	85	119	85
Property and equipment, net	134	110	130
Right-of-use assets	429	709	498
Deferred tax assets	497	244	422
Debt investments at fair value through other comprehensive income	9,331	-	9,256
Debt investments at fair value through profit or loss	564	-	555
Intangible assets, net	677	1,225	811
Goodwill	4,118	4,118	4,118
Total non-current assets	15,954	6,629	15,996
Total assets	34,393	26,083	34,811

Liabilities and equity
Current liabilities:
Trade payables	373	416	251
Other payables	2,815	3,056	4,484
Current maturities of long-term loan	965	353	938
Contract liabilities	2,072	2,728	1,987
Derivative financial instruments	1	952	148
Short-term lease liabilities	362	365	359
Total current liabilities	6,588	7,870	8,167

Non-current liabilities:
Long-term lease liabilities	186	462	261
Long-term loans, net of current maturities	-	691	32
Total non-current liabilities	186	1,153	293
Total liabilities	6,774	9,023	8,460

Equity:
Ordinary shares	-	-	-
Share premium	112,059	104,097	111,892
Other equity reserves	11,705	13,856	11,012
Accumulated deficit	(96,145)	(100,893)	(96,553)
Total equity	27,619	17,060	26,351
Total liabilities and equity	34,393	26,083	34,811

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)

Revenue	7,133	8,376	31,824
Cost of revenue	2,318	1,803	7,915
Gross profit	4,815	6,573	23,909

Operating expenses:
Research and development	1,370	1,022	4,495
Sales and marketing	1,827	1,725	7,033
General and administrative	1,285	1,240	5,661
Total operating expenses	4,482	3,987	17,189

Operating profit	333	2,586	6,720

Financial income (expense), net	212	(848)	281
Profit from operations before income tax	545	1,738	7,001
Tax expense	(137)	(298)	(1,221)
Net profit for the period	408	1,440	5,780
Other comprehensive income (loss) for the period
Change in fair value of debt investments	72	-	(80)
Total comprehensive income for the period	480	1,440	5,700

Basic profit per share	$0.01	$0.02	$0.09
Diluted profit per share	$0.01	$0.02	$0.08
Basic profit per ADS	$0.06	$0.23	$0.87

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), financial income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), impairment of goodwill (if any), financial income (expense) effects primarily related to derivative financial instruments as well as long-term loans, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

Net retention rate (NRR) is a key indicator of customer base health and revenue expansion. It is based on NRR point in time, which measures the revenue growth of current customers over the past four quarters, compared to the revenue generated from these customers during the same period a year earlier.

NRR is calculated as an average of the NRR points in time for the end of the current period and the three preceding quarters.

NRR > 1 (or 100%): Indicates revenue growth driven by existing customers, where upsells and cross-sells outweigh churn.

NRR < 1 (or 100%): Shows revenue loss due to churn exceeding gains from upsells or cross-sells.

Non-IFRS Financial Measures
(in millions of U.S. dollars, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA; non-IFRS net profit; and non-IFRS gross profit for the three months ended March 31, 2025 and 2024, and the year ended December 31, 2024:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024
Net profit	0.4	1.4	5.8
Adjustments:
Depreciation and amortization	0.2	0.2	0.6
Financial expense (income), net	(0.2)	0.9	(0.4)
Tax expense	0.1	0.3	1.4
EBITDA	0.5	2.8	7.4
Adjustments:
Share-based compensation	0.8	0.4	2.0
Adjusted EBITDA for the period	1.3	3.2	9.4

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024
Net profit	0.4	1.4	5.8
Adjustments:
Depreciation and amortization	0.2	0.2	0.6
Financial expense (income), net effects	(0.2)	0.9	0.1
Deferred tax effects	(0.1)	(0.1)	(0.1)
Share-based compensation	0.8	0.4	2.0
Non-IFRS net profit for the period	1.1	2.8	8.4

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2025	2024	2024
Gross profit	4.8	6.6	23.9
Adjustments:
Depreciation and amortization	0.1	0.1	0.6
Share-based compensation	*	*	*
Non-IFRS gross profit for the period	4.9	6.7	24.5

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources. Our data collection solutions by NetNut, are based on our world’s fastest and most advanced and secured hybrid proxy network, which comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. Pushing the boundaries of innovation in data collection, we are building a robust platform, complemented by the Website Unblocker, Data Collector, Data Sets and AI data collector. As the impact of the AI revolution unfolds, Alarum, with its robust market-leading data collection offerings is preparing itself to play a meaningful role as the world reshapes in a new form.

For more information about Alarum and its web data collection solutions, please visit www.alarum.io.

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